SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE 14D‑9
(RULE 14d‑101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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PETROBRAS ARGENTINA S.A.
(Name of Subject Company)

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PETROBRAS ARGENTINA S.A.
(Name of Person(s) Filing Statement)

__________________

Class B Shares, par value Ps.1.00 per share (“PESA Shares”) and American Depositary Shares, each representing rights to ten PESA Shares
(Title of Class of Securities)

PESA Shares (ISIN ARPERE010103)
American Depositary Shares (71646J109)
(CUSIP Number of Class of Securities)

__________________

Diego Martín Salaverri

Maipú 1

C1084ABA, City of Buenos Aires

Argentina

+54-11-4344-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Andrés de la Cruz, Esq.

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
(212) 225-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

Petrobras Argentina S.A., a sociedad anónima organized under the laws of the Republic of Argentina, (“Petrobras Argentina”), is filing this Solicitation/Recommendation Statement on Schedule 14D‑9 (together with any exhibits and annexes attached hereto, this “Statement”) in connection with the offers by Pampa Energía S.A., a sociedad anónima organized under the laws of the Republic of Argentina (“Pampa”), to:

 (i) exchange (a) outstanding Class B shares, par value Ps.1.00 per share (the “PESA Shares”) of Petrobras Argentina held by U.S. Persons (as defined herein) and (b) outstanding American depositary shares, each representing 10 PESA Shares (whether or not held by U.S. Persons) (the “PESA ADSs” and, together with PESA Shares, the “PESA Securities”), other than PESA Securities held by Pampa or its subsidiaries, at an exchange ratio of (1) 0.5253 Common Shares, par value Ps.1.00 per share, of Pampa (“Pampa Shares”) per PESA Share or (2) 0.2101 American depositary shares, each representing 25 Pampa Shares (“Pampa ADSs”), in each case, to be delivered net of applicable Argentine withholding taxes (the “Offer Share Consideration”), per PESA ADS validly tendered and not properly withdrawn prior to the expiration time on the expiration date of the Offers (as defined herein) and whose holders have elected to receive the Offer Share Consideration (as defined herein) pursuant to the U.S. Exchange Offer and the Argentine Offer (each as defined herein), subject to a maximum issuance of 320,000,000 Pampa Shares (including Pampa Shares underlying Pampa ADSs) upon the terms and subject to the conditions set forth in the Prospectus (as defined herein) and related documents (which, together with any amendments or supplements thereto, collectively constitute the “U.S. Exchange Offer”); and

(ii) purchase any and all outstanding PESA Shares held by U.S. Persons (but not PESA ADSs, unless holders of PESA ADSs first convert their PESA ADSs into PESA Shares, which requires a holder to surrender its PESA ADSs to JPMorgan Chase Bank N.A., as depositary for the PESA ADSs (the “PESA Depositary”), and withdraw the PESA Shares underlying its PESA ADSs) held by U.S. Persons at a price of 10.3735 Argentine pesos (“Ps.”) per PESA Share, to be paid net of any applicable Argentine withholding taxes (the “Offer Cash Consideration” and, together with the Offer Share Consideration, the “Offer Consideration”), without interest thereon, net of cash dividends, if any, per PESA Share paid by Petrobras Argentina from May 20, 2016 (the date the Offers were first made public) to the applicable Settlement Date (as defined in the Prospectus) upon the terms and subject to the conditions set forth in the Prospectus and related documents (which, together with any amendments or supplements thereto, collectively constitute the “U.S. Cash Tender Offer” and, together with the U.S. Exchange Offer, the “U.S. Offers”).

The U.S. Offers are being made in conjunction with an offer by Pampa in Argentina for all outstanding PESA Shares (but not PESA ADSs, unless holders of PESA ADSs first convert their PESA ADSs into PESA Shares, which requires a holder to surrender its PESA ADSs to the PESA Depositary and withdraw the PESA Shares underlying its PESA ADSs) (the “Argentine Offer” and, together with the U.S. Offers, the “Offers”). A prospectus (the “Prospectus”) and related documents have been filed on the amended registration statement on Form F-4 and the amended combined Schedule TO and Schedule 13e‑3, each filed by Pampa and dated October 7, 2016.

The information set forth in the Prospectus under “Questions and Answers About the U.S. Offers” is incorporated herein by reference.

The Prospectus and the related documents contain important information that you should read before making any decision in connection with the U.S. Offers.

As used herein, a “U.S. Person” means: (1) any individual resident in the United States; (2) any partnership or corporation organized or incorporated in the United States; (3) any estate of which any executor or administrator is a U.S. Person; (4) any trust of which the trustee is a U.S. Person; (5) any agency or branch of a foreign entity located in the United States; (6) any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. Person; (7) any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated or (if an individual) resident in the United States; and (8) any partnership or corporation if (A) organized or incorporated under the laws of any foreign jurisdiction and (B) formed by a U.S. Person for the purpose of investing in securities not registered under the Securities Act, unless it is organized or incorporated, and owned by accredited investors (as defined in

Rule 501(a) under the Securities Act); excluding, in each case, persons deemed not to be “U.S. persons” pursuant to Rule 902(k)(2) of Regulation S under the Securities Act.

Item 1.  Subject Company Information.

The name of the subject company is Petrobras Argentina S.A., a sociedad anónima organized under the laws of the Republic of Argentina referred to herein as “Petrobras Argentina.” Petrobras Argentina’s principal executive offices are located at Maipú 1, 22nd Floor, City of Buenos Aires, Argentina. The main telephone number of Petrobras Argentina is +54‑11‑4344‑6600.

The securities to which this Statement relates are PESA Shares held by U.S. Persons and PESA ADSs (whether or not held by U.S. Persons). The principal market on which the PESA Shares are traded is the Buenos Aires Stock Exchange, where they are listed under the ticker symbol “PESA.” PESA ADSs representing rights to PESA Shares are traded on the New York Stock Exchange (the “NYSE”) under the ticker symbol “PZE.” Each PESA ADS represents rights to ten PESA Shares. There were 2,019,236,820 PESA Shares outstanding (excluding treasury shares) as of December 31, 2015.

Item 2.  Identity and Background of Filing Person.

Name and Address

The name, business address and business telephone number of Petrobras Argentina, which is the subject company and the person filing this Statement, are set forth in Item 1 above.

The Offers

This Statement relates to the U.S. Offers, which are described in the Introduction above. The U.S. Offers are being made by Pampa in connection with Pampa’s recent acquisition of the voting control of Petrobras Argentina (the “Transaction”). Upon consummation of the Transaction, Pampa acquired a 100% ownership interest in Petrobras Participaciones S.L., a sociedad de responsabilidad limitada organized under the laws of Spain (“PPSL”), which holds 135,679,155 PESA ADSs, representing 1,356,791,556 PESA Shares, or 67.1933% of the total number of PESA Shares (including PESA Shares represented by PESA ADSs), resulting in the change in control of, and indirect acquisition of control in, Petrobras Argentina. Pampa’s name and address are set forth on the cover of the amended combined Schedule TO and Schedule 13e-3, which is incorporated herein by reference.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Item 3, on the date of the filing of this Statement, there is no material agreement, arrangement or understanding or any actual or potential conflict of interest between (i) Petrobras Argentina and its affiliates, on the one hand, and (ii) the executive officers, directors or affiliates of Petrobras  Argentina or Pampa, its executive officers, directors or affiliates, on the other hand.

Executive Officers and Directors of Petrobras Argentina

The executive officers of Petrobras Argentina are Messrs. Marcos Marcelo Mindlin (President), Gustavo Mariani (Co-Chief Executive Officer and Vice President), Ricardo Alejandro Torres (Co-Chief Executive Officer and Vice President), Damián Miguel Mindlin (Vice President), Gabriel Cohen (Executive Director of Corporate Finance), Horacio Jorge Tomás Turri (Executive Director of Gas and Petroleum), Diego Martín Salaverri (Executive Director of Legal Affairs), Mariano Batistella (Executive Director of Strategy, Planning and Related Companies) and Ariel Schapira (Executive Director of Downstream and Petrochemicals). The regular directors of Petrobras Argentina are Messrs. Marcos Marcelo Mindlin (President), Gustavo Mariani (Vice President), Damián Miguel Mindlin, Ricardo Alejandro Torres, Horacio Jorge Tomás Turri, Diego Martín Salaverri, Enrique Luján Benitez, Isaac Héctor Mochón and Miguel Ricardo Bein. The alternate directors of Petrobras Argentina are Messrs. Ariel Schapira, Gabriel Cohen, Mariano Batistella, Nicolás Mindlin, Tomás Mindlin, Victoria Hitce, Carlos Florencio Correa Urquiza and José Luis Ramos Carrere.

Petrobras Argentina pays compensation to the members of its Board of Directors and executive officers. See Petrobras Argentina’s annual report on Form 20‑F for the fiscal year ended December 31, 2015, under “Item 6—Directors, Senior Management and Employees—Compensation,” which section is incorporated herein by reference.

The business address and phone number of the directors and executive officers of Petrobras Argentina is the same as that of Petrobras Argentina noted above.

Executive Officers and Directors of Pampa

The executive officers of Pampa are Messrs. Marcos Marcelo Mindlin (President), Gustavo Mariani (Co-Chief Executive Officer and Vice President), Ricardo Alejandro Torres (Co-Chief Executive Officer and Vice President), Damián Miguel Mindlin (Vice President), Gabriel Cohen (Executive Director of Corporate Finance), Horacio Jorge Tomás Turri (Executive Director of Gas and Petroleum), Diego Martín Salaverri (Executive Director of Legal Affairs), Mariano Batistella (Executive Director of Strategy, Planning and Related Companies) and Ariel Schapira (Executive Director of Downstream and Petrochemicals). The regular directors of Pampa are Messrs. Marcos Marcelo Mindlin (President), Gustavo Mariani (Vice President), Ricardo Alejandro Torres, Damián Miguel Mindlin, Diego Martín Salaverri, Clarisa Lifsic, Santiago Alberdi, Javier Campos Malbrán, Julio Suaya de María and Carlos Tovagliari. The alternate directors of Pampa are Messrs. Pablo Díaz, Alejandro Mindlin, Gabriel Cohen, Mariano Batistella, Brian Henderson, Gerardo Carlos Paz, Carlos Perez Bello, José María Tenaillon, Mariano González Álzaga and Juan Francisco Gómez. Certain members of Pampa’s Board of Directors and executive officers may have interests in the U.S. Offers that are different from the interests of unaffiliated holders of PESA Securities.

The information set forth in the Prospectus under the caption “Material Relationships Among Pampa, Petrobras Argentina and Our Executive Officers, Directors and Major Shareholders—Related-Party Transactions—Transactions with Petrobras Argentina and Subsidiaries—Production and Investment Agreements” is incorporated herein by reference. Petrobras Argentina also takes note of the transactions described in the Prospectus under the captions “Material Relationships Among Pampa, Petrobras Argentina and Our Executive Officers, Directors and Major Shareholders—Related-Party Transactions—Transactions with Petrobras Argentina and Subsidiaries—Sale of PESA Securities” and “Material Relationships Among Pampa, Petrobras Argentina and Our Executive Officers, Directors and Major Shareholders—Related-Party Transactions—Related-Party Transactions—Transactions with Emes and Mtres,” but Petrobras Argentina assumes no responsibility with respect to such information.

Material Transactions with Affiliates

Petrobras Argentina has engaged in a number of related party transactions, a summary of which can be found in Petrobras Argentina’s annual report on Form 20‑F for the fiscal year ended December 31, 2015, under “Item 7—Major Shareholders and Related Party Transactions,” and in the Consolidated Financial Statements as of June 30, 2016, furnished under Form 6-K on August 19, 2016, under “Note 27—Related Parties’ Transactions,” which are incorporated herein by reference. The information set forth in the Prospectus under the caption “Special Factors—Transactions in PESA Securities by Certain Persons” is incorporated herein by reference, but Petrobras Argentina assumes no responsibility with respect to such information.

Item 4.  The Solicitation/Recommendation.

Recommendation of the Board

The Petrobras Argentina Board of Directors (the “PESA Board of Directors”) notes that it has previously issued an opinion as to the reasonableness of the offer cash consideration first announced by Pampa (the “Initial Cash Consideration”), which cash consideration was later increased by Pampa to the Offer Cash Consideration on July 27, 2016 and which is subject to the further terms and conditions of the U.S. Cash Tender Offer as stated in the Prospectus. This opinion can be found on the Form 6-K furnished to the SEC by PESA on June 13, 2016, which is hereby incorporated by reference (the “June 13 Opinion”). This opinion was required in accordance with the provisions of Title III, Chapter II, Article I, section 3. c.1 and Article V, section 39 of the same Chapter, and the provisions of Capital Markets Law No. 26.831 (“Capital Markets Law”), Sections 86, 87 et seq, and was limited exclusively to the cash tender offer made by Pampa in Argentina for the Initial Cash Consideration.  As the PESA Board of Directors stated in the June 13 Opinion, their opinion on the cash tender offer in Argentina was subject to a number of limitations, including that:

•	the opinion of the PESA Board of Directors is not binding;
•

the opinion of the PESA Board of Directors must be understood as an additional element, among others, to be considered by the shareholders, and therefore it should not be a decisive factor for the decision to be made by such shareholders with respect to the Argentine cash tender offer;

•

in the decision-making process, shareholders must pay special attention to certain facts of the case: (i) there is a significant divergence among the valuations provided by the different independent appraisers, the current trading price of the share, the estimates of PESA’s Strategy, Planning and Performance Department, the value of the transaction between Pampa and Petrobras Argentina, and the price of the Argentine cash tender offer, an scenario that explains the difficulty in weighing the variables involved in an estimate of this kind; (ii) there are significant uncertainties inherent in a business subject to regulations that have a strong influence on the development of its activities; and (iii) the international oil price is experiencing high volatility and therefore the different future performance assumptions have a strong impact on the estimates made; and

•

the acceptance or rejection of the Argentine cash tender offer must be the result of an individual analysis made by each shareholder in accordance with its particular circumstances and based, if the shareholder deems it necessary and/or convenient, on consultations with its own advisors on legal, commercial, financial, tax or other matters related to the Argentine cash tender offer.

Accordingly, the opinion of the PESA Board of Directors as to the reasonableness of the of Initial Cash Consideration should not be construed as a recommendation as to whether the holders of the PESA Securities should accept the Offers and tender their PESA Securities for the Offer Cash Consideration or the Offer Share Consideration.

The PESA Board of Directors expresses no opinion as to whether the holders of PESA Securities should tender their PESA Securities pursuant to the Offers. The PESA Board of Directors has made no determination as to whether the terms of the Offers stated in the Prospectus are fair to, or are in the best interest of, the holders of the PESA Securities, and is making no recommendation regarding whether the holders of the PESA Securities should accept the Offers and tender their PESA Securities. The PESA Board of Directors encourages each holder of PESA Securities to make its own decision regarding whether to tenders its PESA Securities in the Offers based on all of the available information following consultations with its own advisors on legal, commercial, financial tax and other matters. The PESA Board of Directors has not made a recommendation in respect of the U.S. Offers because it is not required to do so under Argentine corporate law.

Intent to Tender

Ricardo Torres, a member of the PESA Board of Directors and Co-Chief Executive Officer and Vice President of Petrobras Argentina, intends to tender his PESA Securities by participating in the exchange offers. To the extent known to Petrobras Argentina after making reasonable inquiry, none of Petrobras Argentina’s executive officers, directors, affiliates or subsidiaries currently intends to tender PESA Securities held of record or beneficially owned by them pursuant to the U.S. Offers, other than as otherwise disclosed herein.

Item 5.  Persons/Assets, Retained, Employed, Compensated or Used.

Neither Petrobras Argentina nor any person acting on its behalf has directly or indirectly employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to holders of PESA Securities on Petrobras Argentina’s behalf with respect to the U.S. Offers.

Item 6.  Interest in Securities of the Subject Company.

Other than the Offers, no transaction in the PESA Securities has been effected during the 60 days prior to the date of this Statement by Petrobras Argentina, Petrobras Argentina’s subsidiaries or, to Petrobras Argentina’s best knowledge, any of Petrobras Argentina’s executive officers, directors or affiliates. Based solely on the information provided by Pampa in the Prospectus, neither Pampa nor any person who may be deemed to control Pampa has engaged in transactions in the PESA Securities (other than the Offers) since the same date, except for the transactions described in the Prospectus under the caption “Material Relationships Among Pampa, Petrobras Argentina and Our Executive Officers, Directors and Major Shareholders—Related-Party Transactions—Related-Party Transactions—Transactions with Emes and Mtres,” but Petrobras Argentina assumes no responsibility with respect to such information.

Item 7.  Purposes of the Transaction and Plans or Proposals.

Except as described elsewhere in this Statement and the Prospectus, Petrobras Argentina is not undertaking or engaged in any negotiations in response to the U.S. Offers that relate to (i) a tender offer or other acquisition of Petrobras Argentina’s securities by Petrobras Argentina, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Petrobras Argentina or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of Petrobras Argentina or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Petrobras Argentina.

The information in Pampa’s letter to the Argentine Securities Commission (Comisión Nacional de Valores) and the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires), furnished to the SEC on Form 6-K on October 26, 2016 as Exhibit 1, and Petrobras Argentina’s letter to the Argentine Securities Commission and the Buenos Aires Stock Exchange, furnished to the SEC on Form 6-K on October 28, 2016 as Exhibit 1, are incorporated herein by reference.

There are no transactions, board resolutions, agreements in principle or signed contracts that have been entered into in response to the U.S. Offers that relate to one or more of the matters referred to in this Item 7.

Item 8.  Additional Information.

The information included in the exhibits referred to in Item 9 is incorporated by reference herein.

The information set forth in the Prospectus under the captions “Special Factors—Certain Effects of the Offers” and “The Offers—Taxation” is incorporated herein by reference.

Financial Information

The information set forth in the Prospectus under the caption “Summary—The Companies—Petrobras Argentina—Selected Financial Information” is incorporated herein by reference.

Item 9.  Exhibits

Exhibit No.	Description
(a)(2)	Schedule 14D-9, filed with the SEC on June 13, 2016.
(c)(i)

Valuation Report issued by Deloitte SC, an independent firm, dated June 2, 2016 (English translation) (incorporated herein by reference to the report on Form 6-K furnished by Petrobras Argentina to the SEC on June 13, 2016).

(c)(ii)

Valuation Report issued by Pistrelli, Henry Martin Asesores S.R.L., member firm of Ernst & Young, an independent firm, dated June 10, 2016 (English translation) (incorporated herein by reference to the report on Form 6-K furnished by Petrobras Argentina to the SEC on June 13, 2016).

(g)	None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

PETROBRAS ARGENTINA S.A.

By: /S/ Gustavo Mariani
Name: Gustavo Mariani
Title: Vice President